Exhibit 2

Date of Transaction	Type of Security	Number of Securities Sold	Price per Security
December 26, 2024	Common Stock	100,000	$18.00
December 31, 2024	Warrant	50,000	$7.00
January 2, 2025	Common Stock	50,000	$18.00
January 27, 2024	Warrant	359,887	$6.50
February 12, 2025	Warrant	100,000	$6.75
February 13, 2025	Warrant	150,000	$7.00